Exhibit 99.4

11983 TuanChe Limited VIF Proof 3 Annual General Meeting of TuanChe Limited to be held on October 19, 2020 For Holders as of September 15, 2020 Annual General Meeting of TuanChe Limited October 19, 2020 See Voting Instruction On Reverse Side. Date: Please make your marks like this: Use pen only RESOLUTIONS: For Against Abstain 1. The ordinary resolution as set out in the Notice of Annual General Meeting regarding the appointment of Mr. Fei Han as an independent director of the board of directors of the Company and as a member of the nominating and corporate governance committee and the audit committee. MAIL • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. 2. The ordinary resolution as set out in the Notice of Annual General Meeting regarding the appointment of PricewaterhouseCoopers Zhong Tian LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020. All votes must be received by 5:00 pm, (Eastern Daylight Time) October 14, 2020. PROXY TABULATOR FOR TUANCHE LIMITED P.O. BOX 8016 CARY, NC 27512-9903 EVENT # CLIENT # Authorized Signatures - This section must be completed for your instructions to be executed. Please Sign Here Please Date Above Copyright © 2020 Mediant Communications Inc. All Rights Reserved Please Sign Here Please Date Above 11983 TuanChe Limited VIF.indd 1 9/4/2020 10:09:16 AM Please separate carefully at the perforation and return just this portion in the envelope provided.

11983 TuanChe Limited VIF Proof 3 TUANCHE LIMITED Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 p.m. (Eastern Daylight Time) on October 14, 2020) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of TuanChe Limited registered in the name of the undersigned on the books of the Depositary as of the close of business September 15, 2020 at the Annual General Meeting of the Shareholders of Tuanche Limited to be held on October 19, 2020 in 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, The People’s Republic of China. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. (Continued and to be marked, dated and signed, on the other side) 11983 TuanChe Limited VIF.indd 2 9/4/2020 10:09:16 AM PROXY TABULATOR FOR TUANCHE LIMITED P.O. Box 8016 CARY, NC 27512-9903